希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

04010690

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk

Our Ref : SEC/PPL/AR2003-USSEC/L106-04jm
Your Ref :

10 March 2004

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

BY AIR MAIL

SUPPL

PROCESSED
MAR 18 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 18 2004
WASH. D.C.
181

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Preliminary Announcement for the year ended 31 December 2003 dated 9 March 2004

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Peggy Lam

dlw 3/18

Peggy Lam
Assistant Company Secretary

Enc.

Hysan 希慎 2003 FINAL RESULTS

- ***Strong occupancy rates achieved despite challenging market conditions:***
  2003 average: office: 93%, retail: 98%
- **Rental levels stabilizing in office sector**
- **Further expand our retail sector: re-launched Lee Gardens Two achieving 93% commitment**
- **Strong balance sheet: maturity profile further lengthened**

Hysan Development Company Limited

CHAIRMAN'S STATEMENT

2003 remained another challenging year for the Group. Against a background of continuing deflation and high unemployment in Hong Kong, the first half of the year was additionally affected by the outbreak of SARS. However, due to closer economic ties with mainland China and the greater influx of mainland visitors to Hong Kong, both the economy and market sentiment improved towards the end of the year.

Performance

In spite of the unfavourable market conditions that prevailed during most of 2003, I am pleased to report that occupancy levels of our property portfolio remained resilient throughout the year (office: average 93%, retail: average 98%).

The Group's 2003 annual attributable profit was HK$545.4 million, 2.2% higher than in 2002 (2002 (restated): HK$533.4 million). Underlying gross rental income decreased by 7.7% to HK$1,135.1 million (2002: HK$1,229.6 million). The fall was mainly attributable to the negative rental reversions in the office sector and to the upgrading and renovation works being carried out at the retail centre of Caroline Centre (now renamed "Lee Gardens Two"). These were partly offset by the increased income from the re-launched residential apartments at Bamboo Grove. Contributions from joint venture developments and other investments increased by HK$88.4 million. The impact of higher taxation in 2003 (including the change to a new accounting standard on deferred taxation) was partly offset by lower financing costs during the year.

Earnings per share were HK52.52 cents, an increase of 1.7% (2002 (restated): HK51.65 cents).

The Board recommends the payment of a final dividend of HK26.5 cents per share, which together with the interim dividend of HK10 cents per share, represents an aggregate distribution of HK36.5 cents per share (2002: unchanged). Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative. Details of the payment of final dividend including the scrip dividend arrangements are set out in "Supplemental Information" below.

The portfolio of investment properties was valued by Knight Frank at HK$24,367 million as at 31 December 2003, which fell by 1.9% (2002: HK$24,841 million). Shareholders' funds at 2003 year-end were HK$18,640 million, compared to HK$18,975 million (restated) in 2002. Net asset value per share decreased by 2.6% to HK$17.86.

Vision and Values

The mission of Hysan Development remains steadfast: that is to build and manage quality properties and to provide premium accommodation and services to its occupiers.

With innovative ideas that anticipate and respond to tenant needs, and management of the highest professional and ethical standards, we are committed to being the occupier's partner of choice in real estate. This combination of a clear strategy accompanied by high standards of governance, financial transparency and social responsibility are the core values of our company philosophy.

Directors and Staff

Dr. Victor K.K. Fung, having served on the Board since 1998, elected not to stand for re-election at the last Annual General Meeting. The Board is greatly indebted to Dr. Fung for his invaluable guidance and contribution to the success of Hysan.

I also thank Michael C.K. Moy, who resigned as Chief Financial Officer in January, for his hard work and contribution to the Group. I welcome our new Chief Financial Officer, Ricky T.F. Tsang, who joined us in March.

I would like to take this opportunity to express my thanks to all our dedicated and loyal staff for their dedication and good work during the year.

Outlook

There is a general anticipation that the Hong Kong economy will continue on its path of recovery in 2004, accompanied by reduced deflation; however, local unemployment rates are likely to remain high.

For this recovery trend to be sustainable, it is important that the economic rebound continues on its present course in the coming months. Overall, with an improved economy, this should benefit the investment property sector in 2004.

We live in a world of increasing connectivity, where political events and economic conditions can often have significant impact on us, which are beyond our control. Nevertheless, we intend to respond to these challenges with vision and creativity, always bearing in mind the aspirations of our stakeholders. We are confident that together we will forge a better future.

OPERATING REVIEW

Investment Properties

- **Office**

Overview

Although the general office market environment remained highly competitive throughout the review year, market sentiment showed considerable improvement by year-end. Effective rental levels appeared to be stabilizing. These should encourage more positive developments in the general office sector, particularly for quality buildings in locations that have no major new supply.

Performance

During the year we continued to strengthen relationships with our tenants, which enabled us to maximize tenant retention, optimising lease maturity profiles where appropriate. We achieved generally satisfactory occupancy levels throughout the year, which are supported by our diversified and quality tenant base.

Occupancy level further improved to 95% (interim results 2003: 92%), reflecting new tenant intake as well as the expansion of existing tenants. Currently, there are indications of effective rental levels stabilizing in the general office market. These should, in due course, be translated into earnings growth.

For the future, we shall continue to foster good relationships with our tenants. The implementation of a tenant relationship management system has helped formalise communications procedures with tenants and to ensure that we anticipate and meet their needs.

- **Retail**

  Overview

  The retail sector showed significant improvement in the second half of the year. Consumer confidence generally improved, supported by a further increase in tourist arrivals particularly from the PRC. Demand for space in prime locations remained strong, and rental levels generally improved. Consumers are increasingly drawn to retail centres and locations that offer an attractive shopping environment as well as an optimal mix of shopping and recreation outlets.

  Performance

  Our retail portfolio currently records an occupancy of 97%, including Lee Gardens Two. This strong occupancy reflects the premium location of our Causeway Bay retail portfolio.

  Leasing activities for Lee Gardens Two were well-received, securing 93% lease commitment. We took advantage of the increased critical mass of the Lee Gardens and Lee Gardens Two projects to enhance the performance of the centres as well as the shopping experience for shoppers. We are continuing to introduce new retailers, which include high-end fashion brands, lifestyle retailers, children specialty shops as well as food and beverage outlets.

  Our objective is to position our retail hub in Causeway Bay as an integrated and dynamic location with a broad retail appeal, a place where all shopping, leisure, and service needs can be met. We shall further refine the tenant mix in our shopping centres in this light.

- **Residential**

  Overview

  Leasing activities for luxury residential properties were generally slow during the first half of the year and this was largely due to a generally challenging economic environment. As a consequence of improved market sentiment, the level of activities increased during the second half of the year. Tenants continue to look for quality properties with good facilities and management services.

  Performance

  We continue to enhance the value and performance of our residential portfolio, and have completed the re-launch of Bamboo Grove development and refurbishment of Sunning Court. Both projects were well-received by the market and leasing activities are progressing well.

- **Property Services**

  During the year, we successfully integrated comprehensive tenant service levels into our portfolio in order to better measure performance. We achieved industry recognition through the 2003 Best Practice Award (Technology Deployment) organised by the Best Practice Management.

  In addition, we continued to optimise operational efficiency. Our energy efficiency initiatives resulted in considerable energy costs savings without compromising service standards. Our aim remains to further enhance our premium property services.

- **Capital Improvement Projects**

  Once again, we sought asset enhancement opportunities in 2003 through appropriate capital improvement projects, which included refurbishment, renovation, upgrading of building facilities and market repositioning.

  The re-launch of Lee Gardens Two retail podium was well-received. Our pre-letting programme successfully secured 93% commitment. Building exterior and building facilities upgrades of Leighton Centre and general improvement works for Sunning Court were also completed.

  For the future, we will further enhance our asset value and select suitable capital improvement initiatives.

Development Properties

- **Shanghai, PRC**

  We hold an effective interest of 23.7% in the Grand Gateway project in Shanghai, a development that has successfully established itself as one of the most popular retail centres in Shanghai. The retail podium is fully-let, with the residential tower having achieved 96% occupancy.

  Construction for Phase Two is making good progress.

- **Singapore**

  We have three joint-venture residential projects in Singapore. (10%: in each of Sanctuary Green and the Gardens at Bishan; 25%: Amaryllis Ville). During the year, construction and pre-sale of the developments continued amidst generally slow market conditions.

2004 Objectives

To sum up, the Company's objectives for 2004 are as follows:-

- optimise rental income and occupancy
- further refine and enhance our distinctive retail centres in the prime Causeway Bay retail hub
- continue to review the performance of our assets and maximise their value
- continue to maximize operating efficiency
- continue to achieve a strong balance sheet position geared to complement strategic directions
- to build and retain our first rate team
- further strengthen relations with our stakeholders:
  - our tenants
  - the investment community and analysts
  - the media
  - the community

SUPPLEMENTAL INFORMATION

Corporate Governance

The Board is committed to maintaining a high standard of corporate governance. The Company has complied throughout the review period with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Board aims to continually review and enhance corporate governance practices in the light of international best practices, in addition to complying with applicable statutory requirements. Further information on the Company's corporate governance best practices is set out in the Annual Report.

The Accounts for the year have been reviewed by the Audit Committee of the Board.

Purchases, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Human Resources Practices

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The total number of employees as at 31 December 2003 was 552. The Group's human resources practices are aligned with our corporate objective so as to maximize shareholder value and achieve growth. Details on our human resources policy, including performance measurement and reward, training and development are set out in the Annual Report.

Scrip Dividend Arrangement

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 18 May 2004. The scrip dividend alternative is conditional upon (1) the shareholders' approval of the 2003 final dividend at the Company's Annual General Meeting and (2) the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

Closure of Register of Members

The share register will be closed from Friday, 7 May 2004 to Tuesday, 11 May 2004, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company's Registrars not later than 4:00 p.m. on Thursday, 6 May 2004. The final dividend will be paid on or about Friday, 11 June 2004.

By order of the Board
Peter T. C. Lee
Chairman

Hong Kong, 9 March 2004

HIGHLIGHTS

Consolidated Income Statement

	Notes	Year ended 31 December 2003 HK$'000	2002 HK$'000 (restated)
Turnover	2	**1,139,308**	1,233,398
Property expenses		**(239,626)**	(235,841)
Cost of property sales		**—**	(50)
Gross profit		**899,682**	997,507
Impairment loss arising in respect of investments in securities		**—**	(800)
Gain on disposal of investments in securities		**48,159**	—
Other operating income		**25,424**	15,908
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**60**	60
Administrative expenses		**(89,992)**	(85,836)
Profit from operations	3	**883,333**	926,839
Finance costs		**(168,290)**	(220,553)
Impairment loss arising in respect of interests in associates		**—**	(10,064)
Share of results of associates		**18,233**	143
Release of negative goodwill arising on acquisition of an associate		**3,428**	—
Profit before taxation		**736,704**	696,365
Taxation	4	**(165,224)**	(108,332)
Profit after taxation		**571,480**	588,033
Minority interests		**(26,074)**	(54,588)
Net profit for the year		**545,406**	533,445
Dividends	5	**380,591**	377,529
Earnings per share	6		
Basic		**HK52.52 cents**	HK51.65 cents
Diluted		**HK52.52 cents**	HK51.65 cents

Condensed Consolidated Balance Sheet

	At 31 December	
	2003	2002
	HK$'000	*HK$'000*
		(restated)
Non-Current Assets	**26,271,942**	26,485,339
Current Assets	**84,759**	69,838
Current Liabilities	**(969,175)**	(1,282,220)
Net Current Liabilities	**(884,416)**	(1,212,382)
Total Assets Less Current Liabilities	**25,387,526**	25,272,957
Non-Current Liabilities	**(5,993,872)**	(5,421,917)
	19,393,654	19,851,040
Minority Interests	**(753,855)**	(876,388)
	18,639,799	18,974,652
Capital and Reserves		
Share Capital	**5,217,857**	5,173,084
Other Reserves	**9,340,282**	10,161,270
Accumulated Profits	**4,081,660**	3,640,298
	18,639,799	18,974,652

Notes:

1. In the current year, the Group has adopted, for the first time, the Hong Kong Financial Reporting Standard ("HKFRS"), the revised Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes", issued by the Hong Kong Society of Accountants ("HKSA"). The term of HKFRS is inclusive of SSAP and Interpretations approved by the HKSA. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, with limited exceptions. In the absence of any specific requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly. Accumulated profits as at 1 January 2003 have been reduced by HK$106.7 million (2002: HK$96.3 million) which is the cumulative effect of the change in policy on the results up to that date. The balances on the Company's investment properties and assets revaluation reserves at 1 January 2003 have been reduced by HK$4.3 million (2002: HK$4.3 million) and HK$1.3 million (2002: HK$1.4 million) respectively, representing the deferred tax liabilities recognised in respect of the revaluation surpluses on the Company's properties at that date. The effect of the changes is an increased charge to taxation in the current year of HK$65.5 million (2002: HK$10.4 million).

2. TURNOVER

	2003	2002
	HK$'000	*HK$'000*
Turnover comprises:		
Gross rental income from properties	**1,135,126**	1,229,599
Income from property sales	**—**	1,550
Management fee and security service income	**4,182**	2,249
	1,139,308	1,233,398

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

3. PROFIT FROM OPERATIONS

	2003 HK$'000	2002 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Staff costs	**122,494**	115,331
Depreciation	**4,643**	4,793
Auditors' remuneration	**1,866**	1,629
Rental income arising from operating leases less out-goings	**(899,948)**	(996,702)
Dividends from		
- listed investments	**(19,795)**	(3,145)
- unlisted investments	**(2,818)**	(7,367)
Gain on property sales	**—**	(1,500)
Interest income	**(1,926)**	(4,842)
(Gain) loss on disposal of property, plant and equipment	**(46)**	2
Exchange loss	**1,631**	—

4. TAXATION

	2003 HK$'000	2002 HK$'000 (restated)
Hong Kong Profits Tax for the year	**51,532**	64,703
Under(over)provision in prior years	**158**	(10,095)
Provision arising from prior years additional assessments	**48,000**	42,000
	99,690	96,608
Deferred taxation		
- current year	**55,408**	11,724
- attributable to change in tax rate	**10,126**	—
	165,224	108,332

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year.

During the year, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of current and deferred tax balances at the balance sheet date.

In addition to the amount charged to the income statement, deferred tax relating to the revaluation of the Group's properties has been charged directly to equity.

At the date of issue of the accounts, certain subsidiaries of the Group have disputes with the Hong Kong Inland Revenue ("IRD") regarding additional tax assessments disallowing certain expense deductions claimed in the tax returns for years of assessment 1995/1996 to 1999/2000 (total tax claimed by IRD: HK$193 million). Having taken separate legal advice from two leading counsel, the Directors are of the view that there were ample grounds to contest the assessments and such Group subsidiaries are pursuing objection against the additional assessments vigorously.

5. DIVIDENDS

	2003	2002
	HK$'000	*HK$'000*
Ordinary shares:		
Interim dividend, paid - HK$0.10 per share (2002: HK$0.10)	**104,044**	103,355
Final dividend, proposed - HK$0.265 per share (2002: HK$0.265)	**276,547**	274,174
	380,591	377,529

6. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2003	2002
	HK$'000	*HK$'000*
		(restated)
Earnings for the purposes of basic and diluted earnings per share (net profit for the year)	**545,406**	533,445
	'000	*'000*
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,038,528**	1,032,758
Effect of dilutive potential ordinary shares:		
Share options	**40**	—
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,038,568**	1,032,758

The computation of diluted earnings per share does not assume the exercise of the Company's outstanding share options as the exercise prices are higher than the fair value per share for 2002.

7. TRANSFER TO/(FROM) RESERVES

	2003 *HK$'000*	2002 *HK$'000* *(restated)*
Share Premium		
Premium on issue of shares pursuant to scrip dividend scheme	**20,305**	10,199
Share issue expenses	**(20)**	(10)
Investment Property Revaluation Reserve		
Deficit on revaluation of investment properties	**(891,704)**	(2,158,317)
Deficit on revaluation of investment properties shared by minority shareholders	**114,462**	86,600
Realisation on disposal of investment properties transferred to income statement	**—**	(1,492)
Share of revaluation reserve of an associate	**41,763**	—
Effect of change in tax rate on deferred taxation liabilities arising on revaluation of properties and charged to reserves	**(407)**	—
Investment Revaluation Reserve		
Unrealised gain (loss) on investments in other securities	**206,455**	(284,395)
Realisation on disposal of investment in other securities transferred to income statement	**(37,944)**	—
Asset Revaluation Reserve		
Surplus (deficit) on revaluation of land and buildings	**4,124**	(856)
Deferred taxation liabilities (arising) released on revaluation of land and building	**(722)**	137
Effect of change in tax rate on deferred taxation liabilities arising on revaluation of properties and charged to reserves	**(118)**	—
Translation Reserve		
Share of translation reserve of an associate	**12**	—
Exchange differences on translation of an overseas associate	**(3,020)**	—
Dividend Reserve		
Amount set aside for dividends	**380,591**	377,529
Dividends paid	**(378,218)**	(392,120)

FINANCIAL REVIEW

Consolidated Income Statement

Gross Rental Income

Gross rental income was 7.7% lower (HK$94.5 million) at HK$1,135.1 million (2002: HK$1,229.6 million).

Rental income from office leasing fell 12.5% year-on-year, principally as a result of negative rental reversions across the portfolio. The office sector was particularly competitive during the first half of the year in the light of the imbalance of supply and demand of office space.

Retail rental was more resilient to negative rental reversions. The 9.0% year-on-year fall in retail rental income was largely attributable to the loss in income during the retail podium renovation works at Lee Gardens Two.

Rental income from Bamboo Grove increased significantly post-renovation and post-repositioning, representing the largest contributor to the overall 44% increase in residential rental income.

Property Expenses

Property expenses were marginally higher at HK$239.6 million (2002: HK$235.8 million). Savings in utilities expenses were achieved through greater efficiency, partially absorbing the higher agency and marketing expenses associated with the renovated Bamboo Grove and Lee Gardens Two.

Administrative Expenses

Administrative expenses rose by 4.8% (HK$4.2 million) to HK$90.0 million. This was principally attributable to the full-year effect of additional staff hired in 2002 for new functions and in order to better enhance overall service quality. Other administrative expenses were generally kept at a similar level.

Gain on Disposal of Investments in Securities

The Group's portfolio of marketable securities serves as a liquid buffer fund to help finance capital expenditure and other market opportunities as necessary. Disposal during the year generated a gain of HK$ 48.2 million. There was no disposal in 2002.

Other Operating Income

Other operating income increased by HK$9.5 million in 2003, to HK$25.4 million (2002: HK$15.9 million). Higher dividend income derived from the marketable securities portfolio was partially offset by a HK$2.9 million reduction in interest income.

Finance Costs

Interest rates continued on their downward path in 2003, driving down the net finance costs by (23.7%) HK$52.3 million on a year-to-year comparison, to HK$168.3 million (2002: HK$ 220.6 million). The effective interest rate was almost 1% lower despite a higher average gross debt of HK$5.8 billion in 2003 (2002: HK$5.7 billion).

Investments in Associates

The portfolio of the investments in associates generated an overall higher return. The year-on-year increase of HK$18.1 million is a net result of the highly positive contribution from the Grand Gateway in Shanghai, offsetting a share of loss of the Singapore Amaryllis Ville project. In January 2003, the Group acquired additional shareholdings in the Shanghai Grand Gateway, from 16.875% to 23.67%, which triggered the accounting reclassification from an investment to an associate.

Taxation

The taxation charged to the profit and loss account in 2002 was restated at HK$108.3 million following the adoption of the SSAP 12 (Revised) "Income Taxes". Taxation charge for 2003 was HK$56.9 million above the restated 2002 charge. Additional amounts were provided for the higher corporate tax rate and an additional tax provision was made at the interim results announcement out of prudence against certain assessments on non-deductibility of expenses previously claimed. Details are set out in Note 4 above. There is a reduction in the current year tax charge due to a lower operating profit level.

Profit Attributable to Shareholders

Profit attributable to shareholders amounted to HK$545.4 million, HK$12.0 million (2.2%) higher year-on-year, after deductions for minority interest. With a lower operating profit from Lee Gardens Two during the retail podium renovation and a higher effective tax rate, the minority interest in 2003 decreased by HK$28.5 million (52.2%) to HK$26.1 million (2002: HK$54.6 million).

Consolidated Balance Sheet

Assets

Total assets were HK$26,356.7 million, down 0.7% (HK$198.5 million) from 2002 balance (2002: HK$26,555.2 million). The main factors were:

1. ***Investment properties***

   The investment properties were HK$24,366.8 million, down 1.9% (HK$474.2 million) from HK$24,841.0 million in 2002. Adjusting for net additions, the revaluation of the properties showed a year-on-year fall of (3.6%) HK$891.7 million (Group share after minority interests was HK$777.2 million). The Group continues to adhere to its strategy for enhancing and growing its investment properties portfolio, and the total capital expenditure for the year was HK$417.5 million.

2. ***Investments in securities***

   Investments in securities decreased by 36.6% (HK$542.9 million) to HK$ 940.9 million. Excluding the HK$643.7 million due to reclassification of the Shanghai Grand Gateway as interests in associates, the investment in securities was up 12.0% (HK$100.7 million). A significant increase in unrealised gain was recorded for our listed securities portfolio in 2003 in the light of the strong stock market performance, particularly during the last quarter of 2003. The net gain of 12.0% is after deduction for the shares disposed of during the year for funding advances to associates and capital needs.

3. ***Interests in associates***

   After adjusting for the reclassification of the Shanghai Grand Gateway, the interests in associates increased 23.8% (HK$168.1 million) to HK$873.1 million. The Group invested an additional HK$107.8 million in 2003, a major part of which was used to acquire a higher effective interest from another shareholder of the joint-venture project in Shanghai (current effective interest: 23.7%). The remaining movement, after crediting HK$18.2 million to the profit and loss account, was taken to reserves.

Current Liabilities

Current liabilities decreased by 24.4% (HK$313.0 million) of which HK$35.6 million related to taxation. The current portion of the bank loans went down by HK$659.6 million and the floating rate notes (nominal value HK$400 million) will be due for repayment in November 2004.

Non-Current Liabilities

The increase of HK$572.0 million represented an increase in the bank loan of HK$875.2 million; the floating rate notes (nominal value HK$400 million) becoming current; and an increase in deferred taxation of HK$66.8 million following the adoption of SSAP 12 (Revised) "Income Taxes".

Minority Interests

Minority interests reduced to HK$753.9 million, reflecting the revaluation deficit on the investment properties less profit retained for the year.

Key financial ratios

Net interest coverage

As of year-end 2003, the net interest coverage ratio (defined as profit from operations before depreciation less dividend and interest income divided by net interest expenses less dividend income) was 6.5 times (2002 : 4.7 times). This is the highest ratio in the past five years, principally because of the lower interest rate.

Net gearing

The year-end 2003 net gearing (defined as gross debt less cash and cash equivalents and marketable securities at year-end market value divided by shareholders funds) was 27.0% (2002 (restated) : 25.9%). The re-investment in the Group's property portfolio and the downward revaluation of assets, netted off by the movements in the marketable securities, are reflected in the gearing rise of the past two years.

Capital expenditure

The spending on capital expenditures is subject to close scrutiny. Detailed analysis on expected risks and returns are submitted to division heads, executive Directors or the Board for consideration and approval, depending on strategic importance, cost/benefit and the size of the projects. The criteria for assessment of financial feasibility are generally on net present value and internal rate of return from projected cash flow.

The Group spent HK$417.5 million during the past year. Part of this was incurred for refurbishment of the Group's investment properties, including Lee Gardens Two, Sunning Court and One Hysan Avenue. In addition, the Group incurred HK$107.8 million in advances to associates.

Capital expenditures were primarily financed by internally generated funds from operations and proceeds from disposals of marketable securities. With substantial committed banking facilities in place and a solid base of recurrent income, the Group is in a strong liquidity position and has sufficient financial resources to meet its capital commitments and ongoing working capital requirements.

Contingent liabilities

The Group has provided guarantees for banking facilities granted to associated companies and investee companies. At 31 December 2003, the Group's share of guarantees and counter guarantees amounted to HK$159 million (2002: HK$156 million) and HK$85 million (2002: HK$84 million), respectively.

The Group has, as a matter of prudence, made an additional tax provision for prior years of HK$48 million (cumulative HK$90 million). Details of this provision are set out in Note 4.

Financing

As at 31 December 2003, the Group had total outstanding borrowings of HK$5.92 billion, all of which are unsecured, with over 99% being on a committed basis.

In managing the debt portfolio, the Group has endeavoured to maintain diversified sources to obtain the required funding. Currently, the major source of financing is still from the banking sector, in which the Group has bilateral banking facilities with over 15 banks. Most of these banks have had a long established relationship with the Group.

To avoid overdependence on a single source, the Group has always maintained a certain level of debts raised from the capital market. The Group's outstanding capital market issuances include the HK$400 million five-year floating rate notes issued on 3 November 1999 and the US$200 million ten-year notes issued in 2002 pursuant to the Group's US$1,000 million Medium Term Note Programme.

As of year-end 2003, the mix of funding sources comprised of 66.9% from bank bilateral loans and 33.1% from capital market issuances.

In view of the favourable loan market in 2003 with borrowing margins tightening further, the Group took the initiative to early refinance a total of about HK$1.2 billion bank loans, including a club loan of HK$300 million. The refinancing exercise contributed to the lower borrowing cost for the year. The Group's weighted average cost of borrowing dropped to 2.69% per annum in 2003 from 3.65% per annum in 2002.

Liquidity

Sufficient liquidity has always been maintained to fund the Group's working capital and other short-term payment obligations. The liquidity mainly comes from the strong recurring cash flows of the business and the committed banking facilities. As of 31 December 2003, committed facilities available for drawing amounted to HK$2.02 billion.

The liquidity risk of the Group has been further reduced by early refinancing and extending the loan tenors. As shown below, the debt maturity profile is spread out over an intermediate term, with more than 50% of debts becoming due beyond five years. Such a maturity structure prevents the Group from encountering short-term refinancing pressure. For the HK$400 million floating rate notes maturing in 2004, sufficient banking facilities have already been lined up to meet the redemption obligation.

The maturity profiles of the Group's gross debt at 31 December 2003 and 31 December 2002 are summarised as follows:

	2003 HK$(Million)	2002 HK$(Million)
Repayable within a period		
- Not exceeding 1 year	478	737
- Between 1 to 2 years	668	1,086
- Between 2 to 5 years	1,626	1,618
- After 5 years	3,150	2,266
	5,922	5,707

Interest Rate Exposure

The Group manages interest rates exposure and centrally monitor the prevailing interest rate levels and outlook as well as the potential impact of interest rate volatility on the Group financial position. With the further easing of interest rates in 2003, the Group was able to reap the benefits of the soft interest rate environment by maintaining a high floating-rate ratio in the first half of the year. However, in order to mitigate the potential impact of a possible change in the interest rate trend, the Group gradually reduced the proportion of floating-rate debts in the second half of 2003. As a result, floating-rate debts accounted for about 60% of the entire debt portfolio as at 31 December 2003, compared to 91% at the end of 2002.

Foreign Exchange Exposure

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. As at end 2003, all of the Group's borrowings were in Hong Kong dollars except for the US$200 million ten-year notes, which were hedged by appropriate hedging instruments. Other foreign exchange exposure relates to investments in Singapore and Shanghai overseas projects, which amounted to the equivalent of about HK$790.5 million or 3.0% of the Group's assets. Of which, 92% were in Renminbi and the balance in Singapore dollars.

Risk Management

In managing interest rate and foreign exchange exposure, derivative instruments, such as interest rate swaps, cross currency swaps, forward rate agreements and forward foreign exchange contracts were used in accordance with the Group's policy, which restricts the use of derivatives to hedging purposes only.

With respect to the counterparty risk of the derivatives, the Group transacts only with financial institutions with strong investment-grade ratings. Limits have been set for each counterparty and procedures are in place and followed for on-going monitoring to ensure that the limits are not exceeded.

Credit Rating

As at 31 December 2003, the Group's credit ratings were Baa1 from Moody's and BBB from Standard and Poor's. Both credit ratings continue to reflect the Group's strong financial profile supported by its sound financial management and stable rental income cash flows.

All the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

The Annual Report will be dispatched to shareholders and made available on the Company's website at www.hysan.com.hk in late March 2004.

Please also refer to the published version of this announcement in South China Morning Post.